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Securities and Exchange
AUG 18 2017
RECEIVED



17017955

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 AND ENDING 12-31-2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 Woodmont Avenue Suite 1250
(No. and Street)

Bethesda Maryland 20814
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company
(Name – *if individual, state last, first, middle name*)

7800 E Kemper Road Ste. 150 Cincinnati OH 45249
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

NC SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2016

TABLE OF CONTENTS


Flynn&
Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NC Securities, LLC

We have audited the accompanying financial statements of NC Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

March 9, 2017

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Current assets	
Cash	$ 6,841
Total assets	$ 6,841

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$ 6,841
Total liabilities and member's equity	$ 6,841

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Revenue	$ 19,800
Operating expenses	
Regulatory compliance	4,619
Overhead allocation from Parent company	2,400
Other expenses	13,200
Total operating expenses	20,219
Net loss	$ (419)

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

Balance, beginning of year - restated	$ 17,460
Net loss	(419)
Capital contributions for the year	5,900
Distributions to Parent company	(16,100)
Balance, end of year	$ 6,841

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net loss	$ (419)
Net cash provided by operating activities	(419)
Cash flows from financing activities	
Capital contributions from Parent company	5,900
Distributions to Parent company	(16,100)
Net cash used in financing activities	(10,200)
Net decrease in cash	(10,619)
Cash, beginning of year	17,460
Cash, end of year	$ 6,841

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of FINRA, the Financial Industry Regulatory Authority.

2. Summary of significant accounting policies

Cash and cash equivalents

The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. These tax returns for the years 2012 – 2015 remain subject to examination by the Internal Revenue Service and the State of Maryland. The 2016 Federal and state tax returns have not yet been filed.

The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2016.

Prior period adjustment

Equity at the beginning of 2016 has been adjusted for the change in the estimate for accrued expenses. The correction has no effect on the results of the current year's activities; however, the cumulative effect increases beginning equity for 2016 by $1,844

NC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DECEMBER 31, 2015

3. Related party relationships and transactions

The Company is wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides office space and administrative services to the Company under a Management Services Agreement, as amended, that requires monthly charges to the Company by NCC of $200 per month for a total $2,400 for the year ended December 31, 2016. NCC has agreed that these charges will be funded by an equal monthly contribution of capital to the Company.

As of December 31, 2016, there are no amounts due to or from NCC.

4. Net capital requirement

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2016, the Company had net capital, as defined, of $6,841, which was $1,841 in excess of its required net capital of $5,000. The Company's year-end ratio of aggregate indebtedness to net capital was 0.00 to 1.

5. Subsequent events

Management of the Company has evaluated events or transactions that occurred after December 31, 2016, through March 9, 2017, the date the financial statements were available to be issued, and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2016

Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 6,841
Deduct ownership equity not allowable for Net Capital	-
Total ownership equity qualified for Net Capital	6,841
Add:	
Liabilities subordinated to claims of general creditors	-
Other allowable credits	-
Deduct:	
Total nonallowable assets from Statement of Financial Condition	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Less haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net capital	**$ 6,841**
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ -
Items not included in financial statements	-
Aggregate indebtedness	**$ -**
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,841
Ratio: Aggregate indebtedness to net capital	0.000 to 1

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)
DECEMBER 31, 2016

Reconciliation of net capital

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements

The Company is exempt from this requirement under Rule 15c3-3 under the exception provided in section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.


Flynn&
Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
NC Securities, LLC
Bethesda, Maryland

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) NC Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 9, 2017

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)
DECEMBER 31, 2016

NC Securities, LLC's Exemption Report

NC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

NC Securities, LLC

I, Darren Womer swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Member
March 9, 2017

REPORT TO THE MEMBER

NC SECURITIES, LLC

For The Year Ended December 31, 2016

FLYNN & COMPANY, INC.
Certified Public Accountants

Flynn & Company
CPAs & Business Consultants

To the Member
NC Securities, LLC
Bethesda, Maryland

We have audited the financial statements of NC Securities, LLC for the year ended December 31, 2016, and have issued our report thereon dated March 9, 2017. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. Professional standards also require that we communicate to you the following information related to our audit.

This communication is intended solely for the information and use of the Member, management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the opportunity to be of service to you. If you should have any questions regarding the information contained in this communication, please do not hesitate to contact us.

Very truly yours,



Flynn & Company, Inc.
March 9, 2017

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2016

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2016. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2016 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions,

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

NC SECURITIES, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2016

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no significant issues relating to the quality of the Company's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I and Schedule II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.